FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 13, 2003
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Ness Ziona
P.O.B 266 Rehovoth

Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s press release regarding 2003 Third Quarter Results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova Measuring Instruments Announces 2003 Third Quarter Results

Rehovoth, Israel, — November 13, 2003 — Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the worldwide market leader in Integrated Metrology systems for the semiconductor industry today reported results for the third quarter of 2003.

2003 Third Quarter Results

        Total revenues for the third quarter of 2003 were $7.4 million, a 36% increase over revenues of $5.4 million reported for the third quarter of 2002, and a 15% sequential increase over revenues of $6.4 million for the previous quarter.

        The Company reported gross profit of $3.1 million (42% of revenues) compared with gross profit of $2.0 million (37% of revenues) for the third quarter of 2002 and gross profit of $2.4 million (38% of revenues) in the previous quarter.

        Net loss for the quarter was $(0.8) million, or $(0.06) per share, compared with a net loss in the third quarter of 2002 of $(2.7) million, or $(0.18) per share and a net loss of $(1.4) million, or $(0.09) per share in the previous quarter. Third quarter 2003 results include stock-based compensation expenses of $0.1 million. Excluding these expenses, net loss was $(0.05) per share.

        Research and development expenses were $1.8 million (25% of revenues) compared with $2.4 million (44% of revenues) in the third quarter of 2002 and $1.6 million (25% of revenues) in the previous quarter. Sales and marketing expenses were $1.7 million (23% of revenues) compared with $1.8 million (33% of revenues) in the third quarter of 2002 and $1.8 million (28% of revenues) in the previous quarter.

        At the end of the third quarter, cash and cash equivalents, short and long term bank deposits were $32 million, the same level as at the end of previous quarter. Working capital was recorded at $29 million.

        The third quarter results reflects a continuing sequential revenue growth of 36% over the same quarter last year and 15% sequentially. The results also show a continuing reduction in the net loss, from $1.4M to $0.8M and approaching the breakeven point.

        Sales of the quarter included the delivery of the new NovaScan CD systems, both in stand-alone and integrated configurations. We believe there is now a higher probability of increasing sales of the NovaScan CD in the next 12 months. In addition, over the quarter, the company has seen some important gains of multiple systems sales in several major accounts in Japan and Asia Pacific, and maintained its leading integrated metrology market share of over 70%.

    Dr. Giora Dishon, President & CEO of Nova commented: “The company is succeeding to improve its performance significantly and consistently: increased revenues, improved margins and reduction of losses for several quarters. Improvements are across all regions, but most significantly in Asia Pacific and Japan, and we expect that these territories will continue to lead in the coming quarters. We are proud that 18 of the top 20 semiconductor manufacturers are now using our integrated metrology systems and Advanced Process Control (APC) solutions. Orders and deliveries in both stand-alone and integrated systems of the new NovaScan 3030CD system for optical CD control — a process control equipment segment, which Dataquest expects to grow from $8M last year to about $100M in 2006, are very encouraging. Most of the sales to the different CMP equipment manufacturers were of our new 300mm systems, and yet we have also seen a trend of increase in upgrade activity. These combined, may be initial signs of a recovery in the sector, and they do represent an additional opportunity for the company.”

    Dr. Dishon concluded, “We are encouraged by the results and the trends in the industry. However, as long as the visibility is still limited, we continue to manage our business looking forward with a high sense of caution — ramping up and continuing introduction of our new integrated systems, while controlling the cost of the operations to reduce losses and to return the business to profitability.”

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

Tables to follow

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	September 30, 2003	June 30, 2003
	(unaudited)
REVENUES
Products sale	5,827	5,213
Services	1,565	1,220

	7,392	6,433

COST OF REVENUES
Products sale	2,794	2,549
Services	1,526	1,455

	4,320	4,004

GROSS PROFIT	3,072	2,429

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	1,813	1,605
Sales & Marketing expenses	1,727	1,782
General & Administration expenses	466	489

	4,006	3,876

OPERATING LOSS	(934)	(1,447)

FINANCING INCOME	87	93

LOSS	(847)	(1,354)

LOSS PER SHARE	(0.06)	(0.09)

Comments:
1. Employee Stock Based Compensation expenses	134	106

2. Shares used in calculation of basic loss per
share	14,988	14,939

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	3,088	2,442
Operating Expenses	3,888	3,783
Loss	(800)	(1,248)
Loss per share	(0.05)	(0.08)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	September 30, 2003	September 30, 2002
	(unaudited)
REVENUES
Products sale	5,827	3,662
Services	1,565	1,761

	7,392	5,423

COST OF REVENUES
Products sale	2,794	1,787
Services	1,526	1,651

	4,320	3,438

GROSS PROFIT	3,072	1,985

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	1,813	2,390
Sales & Marketing expenses	1,727	1,792
General & Administration expenses	466	434

	4,006	4,616

OPERATING LOSS	(934)	(2,631)

FINANCING INCOME (EXPENSES)	87	(45)

LOSS	(847)	(2,676)

LOSS PER SHARE	(0.06)	(0.18)

Comments:
1. Employee Stock Based Compensation expenses	134	277

2. Shares used in calculation of basic loss per
share	14,988	14,904

3. The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	3,088	2,017
Operating Expenses	3,888	4,372
Loss	(800)	(2,399)
Loss per share	(0.05)	(0.16)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30, 2003	As of December 31, 2002

CURRENT ASSETS
Cash and cash equivalents & Short-term interest-bearing bank deposits	28,383	37,586
Held to maturity securities	1,990	994
Trade accounts receivable	7,015	2,663
Inventories	2,911	3,150
Other current assets	1,103	1,137

	41,402	45,530

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	1,483	-
Severance pay funds	1,960	1,701

	3,443	1,701

FIXED ASSETS, NET	1,442	1,777

	46,287	49,008

CURRENT LIABILITIES
Trade accounts payable	3,787	3,340
Other current liabilities	8,317	7,616

	12,104	10,956

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,592	2,162
Other long-term liability	163	213

	2,755	2,375

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	72,580	72,614
Deferred stock-based compensation	(243)	(809)
Accumulated other comprehensive income	8	-
Accumulated deficit	(40,963)	(36,174)

	31,428	35,677

	46,287	49,008